

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2024

Matthew Lipman
Chief Executive Officer
Capstone Holding Corp.
5141 W. 122nd Street
Alsip, IL 60803

>   **Re: Capstone Holding Corp.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted October 8, 2024**
>   **CIK No. 0000887151**

Dear Matthew Lipman:

We have reviewed your draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted October 8, 2024

Cover Page

1. Here and elsewhere as appropriate, please disclose that you will be considered a "controlled company" following this offering under Nasdaq listing standards, if true. If this is the case, please also disclose whether you intend to rely on the exemptions to corporate governance requirements as a controlled company.

2. Please disclose here that BP Peptides, LLC, a related party, will have the ability to control all matters requiring shareholder approval, if true. Also disclose their percent voting power and the natural persons, namely, your chief executive officer and chairman, who control BP Peptides, LLC.

Business Overview, page 1

3.   Please clarify what you mean by the following statement in the fourth paragraph in this sub-section: "Over financial cycles the sector has grown by 5-7%, with the peak of the interest rate cycle providing the ideal backdrop to execute value-creating, accretive acquisitions."

Our Business Strategy and Operating Model, page 1

4.   Please revise here and on page 38 to provide support for your statement that your team has a "a proven track record of identifying, acquiring and building successful building products companies." Similarly revise to provide support for your statement on page 41 that your management team has a "proven track record of driving growth and delivering results."

5.   Here and elsewhere in the prospectus, such as on pages 38 and 39, please explain what you mean when you state that you intend to expand your "market leadership."

TotalStone, LLC, page 2

6.   Here and elsewhere, where you disclose that you have a controlling interest in TotalStone, please disclose the percentage interest you hold.

Risk Factors, page 13

7.   Please revise this section to provide a risk factor addressing the risks associated with future issuances of securities with rights that are superior to the rights of holders of your common stock (e.g., superior voting rights).

8.   Please revise to provide a risk factor addressing whether you have been able to historically retain your clients and attract new clients. To the extent that the loss of any particular client(s) would have a material impact on your results of operations, please disclose the client(s) and discuss your dependence on this client(s). To this extent, we note your disclosure on page 31 that you have over 620 customers, and your disclosure on page 41 that you have 350 active and recurring customers. Please revise to clarify what figure properly represents current customers, and if your figure citing 620 customers refers to total number of customers historically, please state as much.

Risk Factors
Risks related to our securities
Capstone Holding Corp. is a holding company ... , page 21

9.   You disclose here you are a holding company with no operations of your own, your operations are conducted entirely through your subsidiaries and your ability to generate cash for the noted items is highly dependent on funds from your subsidiaries. In view of this, please explain to us your consideration of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X.

Use of Proceeds, page 26

10.   Please revise to disclose the amount, by percentage, of proceeds that will be used for each intended purpose disclosed here. Refer to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

11.   Please provide support for, or explain what you mean by, your statement that your "sales and marketing tools are industry leading."

Results of Operations, page 32

12.   Please quantify each factor cited in your explanations of period-to-period variances for annual and interim periods. For example, between the annual periods 2023 and 2022, you state revenue for your owned and controlled brands was down $4.8 million driven by price reductions and offset by a slight increase in volume, and for your other brands revenue was down $8.4 million primarily attributed to price reductions and lower volume. Refer to the guidance in Item 303(b) of Regulation S-K and section III.D of Release No. 33-6835 (501.04 of our Codification of Financial Reporting Policies).

13.   Please disclose the reason for the decrease in your profit margin in the latest annual and interim periods relative to the corresponding prior periods.

14.   In your explanation of the change in sales between the interim periods, it appears the third paragraph under "Sales" on page 34 is a copy of the explanation for the annual period comparison. Please revise for the interim period as appropriate.

Liquidity and Capital Resources, page 34

15.   You state in the third paragraph hereunder you believe cash provided from operations in 2024, in addition to cash from other sources, will be sufficient to satisfy your cash requirements for at least the next 12 months. For the six months ended June 30, 2024 you report cash used in operations. Please discuss why you believe cash will be provided from operations in 2024. Refer to Item 303(a), (b) and (b)(1).

Critical Accounting Policies and Significant Judgments and Estimates
Goodwill and Other Intangible Assets, page 36

16.   Goodwill comprises approximately 44% and 43% of total assets as of December 31, 2023 and June 30, 2024, respectively. It appears any impairment charges that may be required could have a material impact on your results of operations. Please significantly revise your discussion of your policy for assessing goodwill for impairment to include qualitative and quantitative information necessary to understand the estimation uncertainty and how it relates to required impairment testing and assessment of the necessity of an impairment test for both annual and interim periods. Include in this discussion how you considered your loss from operations position for the year ended December 31, 2023 and interim period ended June 30, 2024, as well as your accumulated deficit and total equity at these respective dates in your assessment of whether an impairment test was necessary. Refer to the guidance in Item 303(b)(3) of Regulation S-K.

Business, page 38

17.   We note your disclosure that Instone is your current operating platform, which is integral to your business strategy and competitive edge. Please revise to provide a discussion of this platform, including how the platform operates, how it is accessed by customers, distribution methods of the products or services, and any other detail material to an understanding of this platform. Refer to Item 101(h) of Regulation S-K.

18.   Please provide support for your statement that your management team has a "proven track record of driving growth and delivering results" on page 41.

19.   Where you discuss your market share, please revise to disclose what your market share is, if known.

20.   We note your disclosure on page 15 referring to your intellectual property rights. Please disclose here the intellectual property you hold and the duration and effect of such intellectual property. Refer to Item 101 of Regulation S-K.

21.   We note your disclosure on page 43 regarding regulatory and environmental matters. Please revise this section to disclose (a) your need for any government approval of principal products or services, and if government approval is necessary, that you have not yet received that approval, and discuss the status of the approval within the government approval process; (b) the effect of existing or probable governmental regulations on your business; and (c) costs and effects of compliance with environmental laws. Refer to Item 101(h)(4)(viii), (ix), and (xi) of Regulation S-K.

Item 1. Business
TotalStone, LLC
Future TotalStone Equity Interests Transactions, page 45

22.   There are several equity transactions detailed here that appear will impact your ownership structure and capitalization post offering. Please tell us how you plan to reflect the pro forma impact of these transactions in "Capitalization." Also explain to us whether there is a basis for these transactions to impact the historical financial statements included in the filing.

Security Ownership of Certain Beneficial Owners and Management, page 53

23.   Please increase the holdings for Lipman and Toporek to reflect the holdings of BP Peptides, LLC as well. In this regard, we note that by virtue of their roles with BP Peptides, LLC each would appear to beneficially own BP Peptides, LLC's holdings for reporting purposes. In addition, please revise footnote 5 to disclose the percent ownership interest Lipman and Toporek each have in BP Peptides, LLC.

Consolidated Financial Statements of Capstone Holding Corp. as of December 31, 2023
Notes to Consolidated Financial Statements
Note 6 - Investment in Non-Marketable Securities, page F-11

24.   You disclose here that on November 16, 2023 you transferred 100% of your ownership in DPH to a third party and, as a result, you wrote-off in full your $8.0 million investment in DPH and wrote-down its debt liability to $800.0 thousand plus interest. Please tell us whether:

- the third party assumed the associated $7.2 million in debt liability and whether any other consideration was transferred;
- our understanding is correct that the $800.0 thousand represents limited payment guaranty of Beta's promissory note to Brookstone XXI. If correct, tell us and disclose what, if any, assets now secure this liability.

General

25. Throughout the prospectus where you disclose that you are controlled by a private equity group, please disclose that this group is Brookstone Partners, which is controlled by your chief executive officer, Matthew Lipman, and your chairman, Michael Toporek.

26. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

27. Where you discuss that you own or control over 50% of the brands you sell, please also disclose that this reflects five out of eight brands, if true.

28. Throughout the prospectus, where you disclose that you are strategically positioned to capitalize on market conditions, please explain what you mean.

Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence Metelitsa